SEABOARD FOLDING BOX CORP. AND AFFILIATES
                 COMBINED FINANCIAL STATEMENTS
                AS OF DECEMBER 31, 1995 AND 1994



                       TABLE OF CONTENTS




                                                                       Page

Independent Auditors' Report...............................................1

Combined Financial Statements:
     Combined Balance Sheets.............................................. 2
     Combined Statements of Income........................................ 3
     Combined Statements of Stockholder's Equity.......................... 4
     Combined Statements of Cash Flow................................... 5-6

Notes to Combined Financial Statements.................................. 7-10

                   INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Stockholder of Seaboard Folding Box Corp. and Affiliates:


We have audited the accompanying combined balance sheets of Seaboard Folding Box Corp. (a Massachusetts corporation) and affiliates as of December 31, 1995 and 1994, and the related combined statements of income, stockholder's equity, and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Folding Box Corp. and affiliates as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




                                   \s\ Canby, Maloney & Co., Inc.



February 15, 1996.

           SEABOARD FOLDING BOX CORP. AND AFFILIATES
                    COMBINED BALANCE SHEETS
                   DECEMBER 31, 1995 AND 1994


                             ASSETS



                                                        1995        1994
CURRENT ASSETS:

  Cash and cash equivalents                       $2,293,600     $1,449,883
  Accounts receivable, net of allowance
     for doubtful accounts of $189,358
     in 1995 and $127,154 in 1994                  3,090,644      2,376,683
  Inventories                                      3,359,008      2,535,521
  Other current assets                                17,744         20,053

          Total current assets                     8,760,996      6,382,140



PROPERTY AND EQUIPMENT, at cost:

  Land                                               510,780        510,780
  Buildings                                        2,494,220      2,494,220
  Building improvements                              503,089        493,697
  Furniture and fixtures                              89,425         85,544
  Machinery and equipment                          5,972,723      5,888,338
  Motor vehicles                                     416,865        393,306
  Tooling                                            690,522        582,522
                                                  10,677,624     10,448,407
Less - Accumulated depreciation
          and amortization                         5,426,099      4,689,099
                                                   5,251,525      5,759,308


OTHER ASSETS:

  Deposits                                            10,088         10,088
  Other assets                                        35,000              -
                                                      45,088         10,088
                                                 $14,057,609    $12,151,536

The accompanying notes are an integral part of these combined financial statements.

               LIABILITIES AND STOCKHOLDER'S EQUITY




                                                        1995           1994
CURRENT LIABILITIES:

  Demand note payable to a bank                   $        -     $  700,000
  Accounts payable                                   816,543        919,002
  Accrued expenses and payroll
     tax withholdings                              2,111,721      1,521,420
  Accrued state income taxes                         181,571        118,105
  Due to officer                                     385,000        385,000

          Total current liabilities                3,494,835      3,643,527




DEFERRED STATE INCOME TAXES                           30,000         30,000




STOCKHOLDER'S EQUITY:

  Common stock, no par value - Seaboard
     Folding Box Corp., authorized, issued
     and outstanding - 200 shares                    200,000        200,000
  Common stock, no par value - A&R Sales, Inc.,
     authorized, issued and outstanding -
     1,000 shares                                      1,000          1,000
  Common stock, no par value - Seaboard Holding
     Corp., authorized 200 shares, issued and
     outstanding - 10 shares                           1,000              -
  Additional paid-in capital                         200,000        200,000
  Retained earnings                               10,130,774      8,077,009
                                                  10,532,774      8,478,009
                                                 $14,057,609    $12,151,536

            SEABOARD FOLDING BOX CORP. AND AFFILIATES
                 COMBINED STATEMENTS OF INCOME
         FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994





                                                      1995           1994

NET SALES                                        $16,079,710    $15,561,044

COST OF SALES                                      9,319,217      9,405,511

  Gross profit                                     6,760,493      6,155,533

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES       3,080,521      3,162,741

  Income from operations                           3,679,972      2,992,792


OTHER INCOME (EXPENSE):

  Interest expense                                  (10,636)       (31,902)
  Interest income                                    42,550         31,406
  Sublease rental income                                  -         43,455
                                                     31,914         42,959

     Income before provision for state
         income taxes                             3,711,886      3,035,751


PROVISION FOR STATE INCOME TAXES                    113,000         82,000

  Net income                                      $3,598,886     $2,953,751

            SEABOARD FOLDING BOX CORP. AND AFFILIATES
          COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY
         FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994



                                  Common Stock

                                  Number of             Additional
                                    Shares               Paid-In   Retained
                                    Issued     Amount    Capital   Earnings

BALANCE, December 31, 1993           1,200   $201,000    $200,000  $6,436,258

  Distributions to
     stockholder                        -           -           -  (1,313,000)

  Net income                            -           -           -   2,953,751

BALANCE, December 31, 1994           1,200    201,000     200,000   8,077,009

  Issuance of common stock
     in Seaboard Holding Corp.          10      1,000           -           -

  Distribution to
     stockholder                         -          -           -  (1,545,121)

  Net income                             -          -           -   3,598,886

BALANCE, December 31, 1995           1,210   $202,000    $200,000 $10,130,774

            SEABOARD FOLDING BOX CORP. AND AFFILIATES
               COMBINED STATEMENTS OF CASH FLOWS
         FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994




                                                 1995           1994
OPERATING ACTIVITIES:

 Collections from customers                  $15,287,749    $15,580,612
  Interest income collected                       42,550         31,406
  Sublease rental income collected                     -         43,455
  Payment of operating expenses              (11,918,074)   (11,381,550)
  Payment of interest                            (10,636)       (32,914)
  Payment of state income taxes                  (49,534)       (42,690)

     Net cash provided by operating
       activities                              3,352,055      4,198,319


INVESTING ACTIVITIES:

  Purchase of property and equipment            (229,217)    (2,234,638)
  Increase in other assets                       (35,000)             -

     Net cash used for investing activities     (264,217)    (2,234,638)


FINANCING ACTIVITIES:

  Net proceeds from (payments of) demand
     note payable to a bank                     (700,000)       700,000
  Payment of long-term debt                            -     (1,086,217)
  Distributions to stockholder                (1,545,121)    (1,313,000)
  Sale of common stock                             1,000              -

     Net cash used for financing activities   (2,244,121)    (1,699,217)


Net increase in cash and cash equivalents        843,717        264,464

Cash and cash equivalents, beginning of year   1,449,883      1,185,419

Cash and equivalents, end of year             $2,293,600     $1,449,883

            SEABOARD FOLDING BOX CORP. AND AFFILIATES
               COMBINED STATEMENTS OF CASH FLOWS
         FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994


                          (continued)


            Reconciliation of Net Income to Net Cash
                Provided by Operating Activities


                                                1995           1994

Net Income                                   $3,598,886     $2,953,751

Adjustments to reconcile net income to
  net cash provided by operating activities:

  Depreciation and amortization                 737,000        747,958

  (Increase) decrease in:
     Accounts receivable                       (713,961)       242,568
     Inventories                               (823,487)      (247,094)
     Other current assets                         2,309          3,409

  Increase (decrease) in:
     Accounts payable                          (102,459)       114,270
     Accrued expenses and payroll
        tax withholdings                        590,301        344,147
     Accrued state income taxes                  63,466         39,310


        Net cash provided by operating
          activities                         $3,352,055     $4,198,319

                    SEABOARD FOLDING BOX CORP. AND AFFILIATES
                      NOTES TO COMBINED FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1994



(1)   Summary of Significant Accounting Policies

Seaboard Folding Box Corp. and its affiliates, A&R Sales, Inc. and Seaboard Holding Corp. (the Company), are engaged in the manufacture and sale of cardboard boxes. The accompanying combined financial statements reflect the application of certain accounting policies as described in this note. Other policies and practices are covered in the remaining notes.

(a)  Principles of Combination

The accompanying combined financial statements of Seaboard Folding Box Corp., A&R Sales, Inc. (a Florida Corporation) and Seaboard Holding Corp. (a New York Corporation), have been prepared on a combined basis, as all of the entities are under common ownership and control. Seaboard Holding Corp. was incorporated in March, 1995. All material transactions and accounts among the three entities have been eliminated in combination.

(b) Cash Equivalents

The Company considers commercial paper purchased with an original maturity of three months or less to be a cash equivalent.

(c) Inventories

Inventories, which include material, labor, and manufacturing overhead are stated at the lower of cost (first-in, first-out) or market, and consist of the following:

                                                     1995           1994

                    Raw materials                 $1,191,431     $1,188,169
                    Work-in-progress                 396,220        207,816
                    Finished goods                 1,771,357      1,139,536

                                                  $3,359,008     $2,535,521

(d) Depreciation and Amortization

The Company provides for depreciation and amortization by charges to income in amounts estimated to recover the cost of its property and equipment over their estimated useful lives, using the straight-line method as follows:

               Asset Classification           Estimated Useful Life

               Buildings                         25-39 Years
               Building improvements                10 Years
               Furniture and fixtures             5-10 Years
               Machinery and equipment              10 Years
               Motor vehicles                      3-5 Years
               Tooling                               3 Years

(e) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in preparing these financial statements include those assumed in calculating the allowance for doubtful accounts, the allowance for obsolete inventory and the costing of certain inventory components. It is at least reasonably possible that the estimates used will change within the next year.

(2) Demand Note Payable to a Bank

The demand note payable to a bank represents borrowings under a working capital line of credit agreement with a bank. The Company may borrow sums under this agreement provided that the principal amount outstanding at any time does not exceed $2,000,000. Borrowings under the agreement bear interest at the bank's prime interest rate (8.5% at December 31, 1995) and are collateralized by substantially all of the assets of the Company. The agreement, among other things, requires the Company to maintain certain financial ratios, as defined, and restricts the amount of distributions to be paid to the stockholder.

(3) Sales to Significant Customers

Two customers accounted for 22% of net sales during the year ended December 31, 1995. One customer accounted for 16% of net sales during the year ended December 31, 1994.

(4) Income Taxes

The Company's stockholder has elected to have the Company's income taxed as an S Corporation under the provisions of the Internal Revenue Code and various state tax codes, thereby consenting to include the Company's income in the individual tax return of the stockholder. As a result, the Company is not subject to federal income taxes.

The provision for state income taxes in the accompanying statements of income results from taxable income generated in certain states in which the S corporation provisions differ from the Internal Revenue Code.

The Company accounts for income taxes according to SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

The deferred state tax liability included in the accompanying combined financial statements results principally from differences in depreciation methods used for financial and tax reporting purposes.

The components of state income tax expense is as follows:

                                          1995           1994

          Current                       $113,000        $82,000


(5) Employee Benefit Plans

The Company has a non-contributory, defined benefit pension plan covering all eligible union employees. The plan calls for benefits to be paid to eligible union employees at retirement based upon years of service with the Company. The Company's funding policy is to contribute annually an amount needed to be consistent with the plan's objectives. Pension expense for the years ended December 31, 1995 and 1994, was $41,137 and $14,395, respectively.

During the year ended December 31, 1995, the Company decided to terminate this pension plan. At December 31, 1995, the estimated payout of all plan benefits exceeds the net assets available for benefit. The total cost to terminate the pension plan, including the estimated payout of all plan benefits, is approximately $30,000, which is included in accrued expenses at December 31, 1995.

The Company also has a profit sharing plan covering all eligible non-union employees. Contributions are made annually at the discretion of the Company's directors. There were no contributions for the years ended December 31, 1995 and 1994, respectively.

(6) Concentration of Credit Risk

The Company extends credit on an unsecured basis to customers in a broad range of industries located primarily in the eastern region of the United States. Also, the Company has a cash account with a bank that has deposits in excess of federally insured limits.

(7) Letter of Credit

The Company has two letter of credit agreements with a bank for $200,000 as of December 31, 1995. The letters of credit are collateralized by cash on deposit with the bank.

(8) Due to Officer

The amount due to officer in the combined balance sheet is due on demand and noninterest bearing.

(9) Subsequent Events

(a) Acquisition of Majestic Packaging Co., Inc.

Subsequent to December 31, 1995, Seaboard Holding Corp. purchased the operating assets of Majestic Packaging Co., Inc. (seller) for approximately $2,300,000. For a period of five years after the closing, Seaboard Holding Corp. will pay the seller commissions on sales as defined in the purchase and sale agreement. Seaboard Holding Corp. also entered into lease agreements for two facilities. Seaboard Folding Box Corp. has guaranteed the payment and performance of all terms and conditions of the purchase and sale agreement.

(b) Sale of the Company's Assets

Subsequent to December 31, 1995, the Company entered into a purchase and sale agreement to sell substantially all of its assets. The final closing of the sale is subject to various provisions in the agreement, and as of date of issuance of these financial statements, had not occurred.